SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2005

LG.Philips LCD Co., Ltd.

(Translation of Registrant’s name into English)

20 Yoido-dong, Youngdungpo-gu, Seoul 150-721, The Republic of Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

LG.PHILIPS LCD ANNOUNCES UNDERWRITERS’ EXERCISE OF

OVER-ALLOTMENT OPTION

SEOUL, Korea (July 22, 2005) – LG.Philips LCD Co., Ltd. (NYSE: LPL, KRX: 034220), one of the world’s leading TFT-LCD manufacturers, announced today that the underwriters of the Company’s recent follow-on offering of American Depository Shares (ADSs) have exercised their over-allotment option to purchase an additional 4.6 million primary shares in the form of ADSs at US$21.32. Each ADS represents one-half of one share of common stock.

As a result of the over-allotment option exercise, the Company will receive additional net proceeds, after underwriting discounts and commissions, of approximately US$0.19 billion, which will result in total net proceeds from the offering of approximately US$1.36 billion.

LG.Philips LCD plans to use the net proceeds from this offering principally to fund its capital expenditures in Korea.

Morgan Stanley & Co. International Limited and UBS Investment Bank are acting as joint global coordinators & joint bookrunners and ABN AMRO Rothschild and Citigroup Global Markets Limited are acting as joint bookrunners.

A copy of the prospectus relating to the offering of ADSs may be obtained from Morgan Stanley at 30/F, Three Exchange Square, Central, Hong Kong, from UBS Investment Bank at 299 Park Avenue, New York, NY 10171, from ABN AMRO Inc., Park Avenue Plaza, 55 East 52nd Street, 6th Floor, New York, NY 10055 or Citigroup Global Markets Limited at Brooklyn Army Terminal, 140 58th Street, 8th floor, Brooklyn, NY 11220.

This announcement shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities law of such state.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LG.Philips LCD Co., Ltd.
(Registrant)

Date: July 25, 2005	By:	/s/ Ron H. Wirahadiraksa
(Signature)
	Name:	Ron H. Wirahadiraksa
	Title:	Joint Representative Director/ President & Chief Financial Officer